UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM SD

Specialized Disclosure Report

ORBITAL ATK, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	1-10582	41-1672694
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

45101 Warp Drive, Dulles, Virginia  20166

(Address of Principal Executive Offices)

James Black, 703-406-5000

(Name and Telephone Number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 — Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

Conflict Minerals Disclosure

The Conflict Minerals Report (“CMR”) of Orbital ATK, Inc. for the year ended December 31, 2016 is filed herewith as Exhibit 1.01 hereto and is publicly available at: www.orbitalatk.com/investors.

Through our Reasonable Country of Origin Inquiry described in our CMR, some suppliers disclosed to us that scrap/recycled sources of tin, tantalum, tungsten and gold were identified in their supply chains and did not require due diligence.  This determination is included in the conflict minerals report and posted on our website.

Section 2 — Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 — Conflict Minerals Report for the year ended December 31, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ORBITAL ATK, INC.
(Registrant)

Date: May 31, 2017	By:	/s/ Thomas E. McCabe
Thomas E. McCabe
Senior Vice President and General Counsel